745 Seventh Avenue

            New York, NY 10019

            United States




August 18, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

             Re: Registration Statement on Form F-4 (Registration No. 333-263841) and Proxy Statement
             (File No. 001-39860)

To whom it may concern:

    Reference is made to the above-referenced (i) registration statement (as
amended, the    Registration
Statement   ) of Perfect Corp. (the    Perfect   ) under the Securities Act of
1933, as amended (the    Securities
Act   ) and (ii) proxy statement (as amended, the    Proxy Statement   ) of
Provident Acquisition Corp. (the
   SPAC   ) under the Securities Exchange Act of 1934, as amended (the
Exchange Act   ), in each case, with
respect to a proposed business combination involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction between Perfect and the SPAC (the
   Transaction   ). Barclays
previously served as the SPAC   s M&A financial advisor, co-placement agent and
co-capital markets advisor.

     This letter is to advise you that, effective as of today, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement and the
Proxy Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A (15 U.S.C. 77aa) or
(B) for which consent is
required under Section 7 of the Securities Act) with respect to the Transaction.

   We are also enclosing our termination letter that was sent to the SPAC which recommends that the
SPAC notify the investing public of Barclays resignation prior to the shareholder vote on the Transaction.

    Accordingly, we hereby advise you and the SPAC, that none of our firm, any person who controls it
(within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement and the Proxy Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                                             Sincerely,

                                                             BARCLAYS CAPITAL
INC.



                                                             By:
_____________________
                                                             Name: Andrew
Garcia
                                                             Title: Managing
Director

    Encl.: Termination Letter dated August 18, 2022




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